UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CNFinance Holdings Limited

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

18979T105**

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing 20 ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18979T105	Page 2 of 7 Pages

1	Name of Reporting Person Fanhua Inc.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 253,196,680 ordinary shares[1]
	6	Shared Voting Power 0
	7	Sole Dispositive Power 253,196,680 ordinary shares
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 253,196,680 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented By Amount In Row 9 18.5%[2]
12	Type of Reporting Person CO

[1]	Includes 253,196,680 ordinary shares of the Issuer held by CISG Holdings Ltd. which is 100% beneficially owned by Fanhua Inc.

[2]	Based on 1,371,643,240 ordinary shares of the Issuer outstanding as of December 31, 2018

CUSIP No. 18979T105	Page 3 of 7 Pages

1	Name of Reporting Person CISG Holdings Ltd.
2	Check the Appropriate Box if A Member of A Group	(a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 253,196,680 ordinary shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 253,196,680 ordinary shares
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 253,196,680 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented By Amount In Row 9 18.5%[3]
12	Type of Reporting Person CO

[3]	Based on 1,371,643,240 ordinary shares of the Issuer outstanding as of December 31, 2018

CUSIP No. 18979T105	Page 4 of 7 Pages

Item 1(a).	Name of Issuer

CNFinance Holdings Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Office

44/F, Tower G

No. 16 Zhujiang Dong Road

Tianhe District, Guangzhou City

Guangdong Province 510620

People’s Republic of China

Item 2(a).	Names of Persons Filing

Fanhua Inc.

CISG Holdings Ltd.

Item 2(b).	Address of Principal Business Office or, if None, Residence

Fanhua Inc.

CISG Holdings Ltd.

27/F, Pear River Tower

No. 15 West Zhujiang Road

Guangzhou, Guangdong 510623

People’s Republic of China

Item 2(c)	Citizenship

Fanhua Inc. – Cayman Islands

CISG Holdings Ltd. – British Virgin Islands

Item 2(d).	Title of Class of Securities

Ordinary Shares, par value US$0.0001 per share

Item 2(e).	CUSIP Number

18979T105

Item 3.	Statement filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c)

Not applicable

CUSIP No. 18979T105	Page 5 of 7 Pages

Item 4.	Ownership

The following information with respect to the ownership of the ordinary shares of the Issuer by each of the reporting persons is provided as of December 31, 2018:

Reporting Person	Amount beneficially owned:	Percent of class(2):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Fanhua Inc.(1)	253,196,680	18.5%	253,196,680	0	253,196,680	0
CISG Holdings Ltd.(1)	253,196,680	18.5%	253,196,680	0	253,196,680	0

(1)	Includes 253,196,680 ordinary shares directly held by CISG Holdings Ltd. which is 100% beneficially owned by Fanhua Inc.

(2)	Based on 1,371,643,240 ordinary shares of the Issuer outstanding as of December 31, 2018.

Item 5.	Ownership of Five Percent or less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

Not applicable

CUSIP No. 18979T105	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

Fanhua Inc.	By:	/s/ Chunlin Wang
	Name:	Chunlin Wang
	Title:	Chairman

CISG Holdings Ltd.	By:	/s/ Peng Ge
	Name:	Peng Ge
	Title:	Director

CUSIP No. 18979T105	Page 7 of 7 Pages

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Schedule 13G Joint Filing Agreement